				Exhibit 99.1
Corporate Communications

CNH Industrial: periodic report on the buy-back program

London, August 20, 2018

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program announced on April 27, 2018, the Company has completed on the Italian Stock Exchange (M.T.A.) and on multilateral trading facilities (MTFs) the transactions reported in aggregate as follows:

Date	Number of common shares purchased	Average price per share including fees (€)	Consideration including fees (€)	Consideration (*) including fees (€)
August 13, 2018	236,561	9.9961	2,364,686.92	2,696,452.50
August 16, 2018	836,758	9.9871	8,356,781.83	9,501,660.94
August 17, 2018	843,607	9.9269	8,374,383.07	9,539,259.75

Total	1,916,926	—	19,095,851.82	21,737,373.19

After the purchases announced today and considering those previously executed under the program, the total invested amount is approximately €56.54 million ($65.51 million(*)) for a total amount of 5,705,539 common shares purchased.

As of August 17, 2018 the Company held 10,769,588 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

A comprehensive overview of the purchases carried out under the current share buy-back program as well as the details of the above transactions, inclusive of the indication of the regulated markets where purchases were made, are available on the Company’s corporate website at the following address:

buy-back program chart (April 27, 2018).

(*) translated at the exchange rate reported by the European Central Bank on the date of each purchase

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Investor Relations CNH Industrial investor.relations@cnhind.com	Corporate Communications CNH Industrial mediarelations@cnhind.com